Mail Stop 3561

June 9, 2008

Mr. John W. McReynolds
President and Chief Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

      Re: Energy Transfer Equity, L.P.
              Form 10-K for Fiscal Year Ended August 31, 2007
              Filed October 30, 2007
              File No. 1-32740

Dear Mr. McReynolds:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        William H. Thompson
                        Branch Chief